Exhibit 99.1

ENTRÉE GOLD ANNOUNCES AMENDMENT TO SANDSTORM AGREEMENT

Vancouver, B.C., March 1, 2016 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") announces that it has entered into an agreement with Sandstorm Gold Ltd. (TSX:SSL; NYSE MKT:SAND - "Sandstorm") to amend the Equity Participation and Funding Agreement dated February 14, 2013 (the "2013 Agreement").

The Agreement to Amend provides for a 17% reduction in the metal credits that Entrée is required to sell and deliver to Sandstorm under the 2013 Agreement. Concurrently, Entrée will refund a portion of the refundable deposit by paying US$5.5 million in cash and issuing US$1.3 million of common shares of the Company. At closing, the parties will enter into an Amended and Restated Equity Participation and Funding Agreement (the "Restated Funding Agreement"). The Agreement to Amend is expected to close on or about March 1, 2016.

The Restated Funding Agreement amends Entrée's existing obligation to refund a portion of the remaining refundable deposit when and if certain events occur in the future, and provides Entrée with greater optionality in structuring any potential refund. Entrée will immediately benefit from greater control over its treasury and an increased ability to preserve cash. With a cash balance of US$25.5 million at the end of third quarter 2015, and extensive cost cutting measures completed over the past six months, Entrée is well positioned for the future.

Stephen Scott, Entrée's Chief Executive Officer, said, "We are very encouraged by recent news that final approvals and a formal 'notice to proceed' for the re-start of underground development at Oyu Tolgoi, including development of the first lift of the Entrée-Oyu Tolgoi LLC joint venture's Hugo North Extension deposit, is expected in Q2 2016. With this news, we consider this to be an opportune time to amend the 2013 Agreement and reduce our future obligation to sell metal credits to Sandstorm.  At the same time, we are very pleased that Sandstorm has shown its ongoing support for Entrée and the Oyu Tolgoi project by acquiring additional shares of the Company."

Upon closing of the transaction, Entrée will issue 5,128,604 common shares to Sandstorm at a price of C$0.3496 per share. The shares will be subject to a 4-month hold period. The price was calculated using the VWAP of Entrée's shares on the Toronto Stock Exchange for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend. Following closing, Sandstorm will own 22,985,746 common shares, or 15.07% of the outstanding shares of the Company. The transaction has been accepted by the Toronto Stock Exchange and NYSE MKT.

The Amendment does not impact Sandstorm's requirement to vote its shares as Entrée's board of directors specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Restated Funding Agreement.

The Company will be filing a material change report in connection with the transaction less than 21 days before the expected date of the closing of the transaction, and considers the shorter period to be reasonable given the nature of the transaction and the fact that all necessary approvals have been obtained.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Additionally, Entrée has also been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 15%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the construction and continued development of the Oyu Tolgoi underground mine; the potential for Entrée to be required to refund a portion of the refundable deposit to Sandstorm; Entrée's potential future cash position; the sale and delivery of metal credits to Sandstorm; anticipated business activities; corporate strategies; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the status of the Company's relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC, Rio Tinto and Turquoise Hill Resources. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the approval of the 2015 Oyu Tolgoi Feasibility Study by Oyu Tolgoi LLC and its shareholders; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the timing to satisfy all conditions precedent to the first drawdown of project financing; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; availability to Oyu Tolgoi LLC and its shareholders of funding on reasonable terms; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; changes in project parameters as plans continue to be refined; conclusions of economic evaluations; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company's most recently filed Management's Discussion and Analysis and in the Company's Annual Information Form for the financial year ended December 31, 2014, dated March 30, 2015 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.